EXHIBIT 99.1

AMARC AND FREEPORT LAUNCH 2025 AURORA AND JOY COPPER-GOLD DISTRICT DRILLING,

CONSOLIDATE ADDITIONAL DISTRICT POTENTIAL

July 16, 2025 - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce that it and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) recently commenced an approved $10 M 2025 exploration program, which includes substantial drilling at the JOY District (or “JOY” or the “District”) in north-central British Columbia (“BC”) (see Amarc release May 29, 2025). Drilling will be focused at the new, high grade, gold-rich porphyry copper-gold-silver (“Cu-Au-Ag”) AuRORA Deposit, the PINE Deposit and the Twins and Canyon Discoveries as well as other drill-ready Cu-Au Deposit Targets across the District (see Amarc releases January 17 and 21, and February 28, 2025). Amarc continues to manage the exploration programs which are being 100% funded by Freeport.

“We are very excited to be back out on the ground working with Freeport to advance the high grade, near surface AuRORA Cu-Au-Ag Deposit Discovery announced earlier this year that remains open to expansion, and to continue to drill test other discoveries and numerous deposit targets across the JOY District,” said Diane Nicolson, Amarc President and CEO. “Amarc believes that the JOY District has the potential to deliver further major copper-gold discoveries.  The focus of the Canadian and BC (and international) governments on critical mineral strategies designed to power the green and digital economy1 presents a clear opportunity and impetus for the efficient and responsible advancement of projects like JOY.”

JOY District Expansion

Amarc also announces the expansion of the JOY District strategic land package that will now also include the Brenda Property, a portion of the PIL Property and three additional mineral claims staked by Amarc (Figure 1).

Figure 1 - Large-Scale Mineral System Trends Occur at JOY that Host the AuRORA Deposit Discovery, PINE Deposit, Canyon Discovery, Twins & Other Sulphide Systems

Brenda Property

Further to Amarc’s February 11, 2025 release announcing a mineral property option agreement with Canasil Resources Inc. pursuant to which Amarc could acquire an 100% interest in the 44.5 km2 Brenda Property (“Brenda”), the Company reports that Freeport has exercised its right to have the entire Brenda tenure included in the Mineral Property Earn-In Agreement (the “Agreement”), for the JOY District (see Amarc release May 12, 2021).

Brenda is underlain by the same highly prospective volcanics and transitional porphyry Cu-Au and epithermal Au-Ag geological setting as at Amarc’s recent AuRORA and Canyon porphyry Cu-Au discoveries. Historical exploration of the Brenda Property has identified both epithermal and porphyry related rock alteration assemblages hosting Cu, Au and Ag mineralization, and includes an intersection of 78 m grading 0.61 g/t Au and 0.10% Cu from 110 m in hole BR-07-05, which was collared nearby a large gossan (see Canasil National Instrument 43-101 Technical Report at https://www.canasil.com/projects/bc-canada-properties/brenda/).

______________________

1 Canada’s Critical Minerals Strategy https://www.canada.ca/en/campaign/critical-minerals-in-canada/canadas-critical-minerals-strategy.html

PIL Property

In addition, Amarc has exercised its right to have approximately 32% of the total mineral claims area of Freeport’s option to acquire 80% of the PIL Property (see Finlay Minerals Ltd. (TSXV:FYL) release April 17, 2025) brought into the JOY District (Figure 1). Amarc’s interest lies in the structural and alteration corridors that have a strong spatial relationship to most of the significant mineral occurrences in the Toodoggone region that hosts the JOY District.

Approximately 32% (42.34 km2) of the PIL mineral claims area lies within the area of common interest under the Agreement. Freeport is responsible for making any expenditures to fund the exercise of the PIL option with Finlay, and expenditures incurred within the Amarc area of common interest only will count towards Freeport’s anticipated election to spend $75 million under Stage 2 of the Agreement with Amarc. If Freeport fulfills its obligation to acquire 80% of the PIL Property, Amarc will have a maximum interest of 24% in the PIL mineral claims within the area of common interest.

About Amarc Resources Ltd

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Amarc’s exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its higher-grade Empress Deposit in the IKE District in 2024. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, AuRORA, PINE, IKE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the Joy Project contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

Figure 1 - Large-Scale Mineral System Trends Occur at JOY that Host the AuRORA Deposit Discovery,

PINE Deposit, Canyon Discovery, Twins & Other Sulphide Systems